FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of May 2013

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Registrant's Investors' presentation filed with the Israeli Securities Authority.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD.
(Registrant)
By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  May 9, 2013

3

ELRON Q1/13 >
FINANCIALS


ELRON

INVESTOR PRESENTATION / MAY 2013

Forward-Looking Information

This presentation is for information purposes only. By this presentation, Elron does not intend to solicit offers to purchase its securities and the presentation does not constitute an invitation to receive such offers. Elron may make improvements and/or changes in the features or content presented herein at any time. Elron shall not be liable for any loss, claim, liability or damage of any kind resulting from the investor's reliance on or reference to any detail, fact or opinion presented herein. The presentation is not intended to provide a comprehensive description of Elron's activities, and Elron urges investors to consider the information presented herein in conjunction with its public filings including its annual and other periodic reports. Nothing in this presentation should be considered "investment advice", as defined in the Regulation of Investment Advice, Investment Marketing and Portfolio Management Law, 1995.

Certain statements made over the course of this presentation may be forward-looking in nature, as defined in Section 21E of the U.S. Securities Exchange Act of 1934, and in Section 32A of the Israel Securities Law, 5728-1968. Such forward-looking statements involve known and unknown risks, uncertainties, forecasts, assessments, estimates or other information, which relates to a future event or matter whose occurrence is not certain and which is not within the sole control of Elron, and other factors which may cause the actual results, performance and achievements of Elron to be materially different from any future results, performance and achievements implied by such forward-looking statements. These forward looking statements are not proved facts and are based on Elron's subjective assessments which rely on analysis of general information, public publications, researches and reviews, which do not include any liability as to the accurateness or completeness of the information contained there and their accurateness hasn't been examined by Elron. The realization of these forward looking statements will be affected by factors that cannot be assessed in advance and which are not within the control of Elron. Elron assumes no obligation to update the information in this presentation and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

ELRON 2010-2013:
BACK TO A TECHNOLOGY HOLDING COMPANY

FOCUS ON MEDICAL DEVICES

- Our main focus since 2009 has been investing in medical device companies.
- The value of M&As in this industry in the U.S. and Europe totaled $35b over the last year.
- We leverage our know-how, expertise, and international network to identify and realize opportunities.
- We have successfully built and exited several medical device companies over the past few years, such as Medingo and Sync-Rx.
- We have access to disruptive technologies in this field, including through our partnership with Rafael, which enables us to access military technology.



Source: Ernst & Young, Capital IQ and Thomson ONE.

FOCUS ON MEDICAL DEVICES

$150m

invested by Elron in med-tech companies during the last 5 years

GIVEN IMAGING
POCARED Diagnostics
SmartWave MEDICAL
NOTAL VISION™ Your Sight is Our Vision
kyma
CartiHeal
BrainsGate

SPECIALTY OVER DIVERSITY

60%

decrease in corporate G&A Costs
(between 2008 to 2013)

+ Appointment of new management
+ Personnel reduced by half

SPECIALTY OVER DIVERSITY

From 2008 to 2013 the number of group companies was reduced by

50%

SINCE 2009, ELRON LED EXITS AMOUNTING TO $400M IN THE AGGREGATE


3DV Systems
Sale of assets to Microsoft for $35m
June 2009
013 netvision
Sale of holdings to Discount Investment Corp and Clal Industries and Investments for $60m
October 2009
MEDINGO
Sale of company to Roche for $179m
May 2010
Teledata NETWORKS
Sale of company to Enablence for $50m
June 2010
safend
Sale of company to Wave Systems Corp for $13m
September 2011
WAVION
Sale of company to Alvarion for $30m
November 2011
Sync-Rx
Sale of company to Volcano for $17m
November 2012

SPECIALTY OVER DIVERSITY

- Investments which afford us significant influence and active involvement
- Early-stage companies, where control can be acquired at a reasonable value
- Flexibility for long-term support and commitment
- Game changers with significant exit potential



OUR STRATEGIC ALLIANCE

RAFAEL

Strategic partnership between Elron and Rafael, through a jointly owned subsidiary, that has access to state of the art technologies developed by Rafael and exclusive rights to commercialize them in civilian markets

Rafael - Advanced Defense Systems develops & manufactures state of the art armaments for the Israel Defense Forces and Israel's defense systems, and has broad international business activities.
The company is considered a world leader in various technology fields, such as image processing, navigation, armored protection, electro-optics and micro-mechanics, and invests over NIS 500 million each year in R&D.

OUR STRATEGIC ALLIANCE

Combining Rafael's extensive scientific know-how, advanced R&D capabilities, technological innovation and resourcefulness with Elron's strong financial base, access to capital markets, management skills and strategic expertise

GIVEN IMAGING:
From military missile technology to video endoscopic capsule


Optical Head
Camera
Electrical energy
Compute


PillCam
PillCam

ELRON 2010-2013/finance
FROM DEBT TO DIVIDEND DISTIBUTION

ELRON 2010-2013/finance

FROM DEBT TO DIVIDEND DISTIBUTION


Cumulative gain since 2010: $57m
Netvision sale
Medingo & Teledata sale
3DV sale
Wavion sale
add'l Medingo proceeds
Sync-Rx sale
($M)
20
15
10
5
0
-5
-10
-15
-12.1
-6.7
-11.5
19.5
-12.3
82.4
-4.6
0.8
-4.4
-6.0
-7.5
9.4
-6.2
3.1
-0.5
8.0
-5.5
Q1/09
Q2/09
Q3/09
Q4/09
Q1/10
Q2/10
Q3/10
Q4/10
Q1/11
Q2/11
Q3/11
Q4/11
Q1/12
Q2/12
Q3/12
Q4/12
Q1/13

ELRON

ELRON 2010-2013/finance

FROM DEBT TO DIVIDEND DISTIBUTION


Cumulative net cash since Q1/09: $67m
(before dividend)
($M)
50
40
30
20
10
0
-10
-20
-30
-40
-50
-32.0
-36.1
-39.0
13.2
3.2
30.0
43.0
40.7
38.1
27.5
20.5
31.1
27.0
43.3
21.2
21.0
19.5
$15m dividend
Q1/09
Q2/09
Q3/09
Q4/09
Q1/10
Q2/10
Q3/10
Q4/10
Q1/11
Q2/11
Q3/11
Q4/11
Q1/12
Q2/12
Q3/12
Q4/12
Q1/13
Quarter/Year

ELRON

FROM DEBT TO DIVIDEND DISTIBUTION

2009-2012:
Exit proceeds of ~$280m
Investments of ~$125m
(primarily medtech companies)



180
160
140
120
100
80
60
40
20
0
$M
33.5
68.5
36.6
155.9
35.8
20.0
17.9
36.6
2009
2010
2011
2012
Investments
Exits

CURRENT RESOURCES

$24m cash balance as of Mar. 31, 2013

$25m unutilized credit line from Silicon Valley Bank

$20m net cash balance at RDC as of Mar. 31, 2013

We continue to seek new investment opportunities in the medical device industry, and have resources sufficient to support both existing and new group companies

ELRON 2013 >
CATALYSTS

MAJOR GROUP HOLDINGS

	Business	Shareholdings	Elron's investment
GIVEN IMAGING	world leader in GI medical devices and pioneer of capsule endoscopy	30% (8.49% by RDC)	NA
POCARED Diagnostics	real-time & fully-automated microbiology laboratory system	41%	$25m
BrainsGate	treatment of ischemic stroke in 24h window post symptom onset	30%	$21m
kyma	non-invasive remote monitoring of chronic heart failure patients	73% (by RDC only)	$7.5m
NOTAL VISION™ Your Sight is Our Vision	remote monitoring of patients at risk of vision loss from AMD	23%	$5.6m
CartiHeal	implants for cartilage repair and regeneration	24%	$2.5m
SmartWave MEDICAL	miniature implantable atrial defibrillator (IAD)	100% (by RDC only)	$1.5m



BrainsGate

- Elron's holding: 30%
- Founded: 2000
- First investment by Elron: 2005
- ~$70m have been invested to date, of which ~$21m by Elron
- Main partners: Johnson & Johnson, Boston Scientific, Pitango, Cipio Partners
- Device for treating ischemic stroke in 24 hour window post symptom onset, as opposed to treatment with the tPA protein which is only approved for use during a 3-4.5 hour window
- Electrical stimulation of SPG (a nerve center located behind the nasal cavity) to increase blood flow to the brain using a miniature implantable electrode; minimally invasive

BrainsGate

The direct and indirect cost of stroke in the U.S. in 2010 was estimated at

$73.7b



15 million people suffer a stroke worldwide each year

5% of stroke victims receive treatment in the limited 3-4.5 hour window

15-30% of stroke survivors are left permanently disabled

Sources: World Health Organization website: http://www.who.int/cardiovascular_diseases/en/cvd_atlas_15_burden_stroke.pdf. American Heart Association: Heart Disease and Stroke Statistics report - 2010, 2013.

BrainsGate

- In 2010 BrainsGate completed a clinical trial on approximately 300 patients, whose results strengthened the assessment that BrainsGate's treatment has a considerable clinical effect, which is stronger than the effect found in current treatments.
- Since June 2011, BrainsGate has been enrolling patients in an additional clinical study to prove its treatment's safety efficacy, which is expected to support BrainsGate's planned PMA submission to the FDA.
- To date, BrainsGate has enrolled 287 patients at 63 medical centers in the United States, Europe and Asia.

CATALYST 2013 >

BrainsGate expects to complete the clinical trial during 2013 or H1-2014, upon completion of the trial on 450 patients.





POCARED Diagnostics

- Elron's holding: 41%
- Founded: 2004
- First investment by Elron: 2007
- ~$61m have been invested to date, of which ~$25m by Elron
- Main partner: SCP Vitalife
- Real-time and automated microbiology laboratory system, using optical technology
- The system is designed for use by major microbiological laboratories and hospitals, as an alternative to current microbiology practice, bacteria culturing, which is an expensive, labor-intensive, time-consuming process
- The system's first application is diagnosis of urinary tract infection (UTI); other potential applications include swabs (throat, nasal and others), blood, sputum, and cerebrospinal fluid

POCARED Diagnostics

The global microbiology diagnostic market at 2013 is expected to total approximately

$4.5b

125 million urine cultures are performed each year in the U.S.

70% of urine cultures return with negative results, after antibiotics have been unnecessarily administered


POCARED
Diagnostics

Sources: Frost & Sullivan - Strategic Analysis of the Global In Vitro Diagnostics Market, July 2010. Interviews conducted by Pocared with leading microbiology laboratories managers.

POCARED Diagnostics

- In December 2011, the company received CE certification.
- During 2013, Pocared expects to commence the collection of urine samples for a diagnostic trial to prove the efficacy of its system's first application, UTI diagnosis. The trial is expected to support its planned FDA submission. The diagnostic trial is being carried out at five of the world's leading medical centers.


POCARED
Diagnostics

CATALYST 2013 >

The company expects to complete the FDA trial during 2013.

GIVEN IMAGING

- Market cap - ~$500m (May 2013)
- Q1/13 revenues - $41m ;2012 revenues - $181m
- Cash - ~$122m (as of Mar. 31, 2013)
- In 2012, Given Imaging acquired SmartPill, an ingestible capsule that uses sensor technology to measure pH, pressure and temperature in the gastrointestinal tract
- In the United States, Given Imaging completed an 885-patient, multi-center pivotal clinical trial with the PillCam COLON capsule
- In Japan, Given Imaging completed a 72-patient, multi-center clinical trial with the PillCam COLON for submission to PMDA, the Japanese regulatory authority


Pillcam
ESO

CATALYSTS 2013 >

Given Imaging submitted its second generation PillCam COLON for marketing clearance in the United States and Japan

Given Imaging expects that 2013 revenues will be between $195m and $205m (8%-14% growth)

ELRON 2014 +

SMARTWAVE
KYMA
CARTIHEAL
NOTAL VISION

ELRON 2014+



CartiHeal

- Elron's holding: 24%
- Founded in 2009; First investment by Elron in 2012.
- $7.85m invested in company to date, including $2.5m by Elron.
- Other investors include Accelmed (owned by Mori Arkin) and Access Medical Ventures.
- Implants for repairing cartilage and osteochondral defects in loadbearing joints, such as the knee and ankle.
- First product is indicated for treatment of cartilage defects in the knee.
- The implant's unique structure, comprising of a coral scaffold with biological modifications, causes the implant to biodegrade, and promotes the regeneration of native cartilage in its place.
- No current treatment has succeeded in regenerating native cartilage. Existing regeneration treatments have succeeded in regenerating "hyaline-like" cartilage only, which has limited loadbearing capabilities.
- 35m people in the U.S. alone suffer from cartilage injuries. The cartilage repair market is expected to exceed $3 billion.

> Pre-clinical and clinical trials on the first product have demonstrated the regeneration of true hyaline cartilage.

BioMedGPS, 2012; Medtech Insight, January 2011

ELRON 2014+



SmartWave MEDICAL

- Elron's holding (through RDC): 50%
- Founded in 2011 by RDC.
- $1.5m invested in company to date.
- Miniature implantable atrial defibrillator.
- The defibrillator is designed to immediately and automatically detect and terminate atrial fibrillation (AF) episodes (a type of irregular heartbeat), without the need for hospitalization.
- Thanks to the application of a unique waveform, the device will terminate AF episodes with minimal patient discomfort; The device is expected to slow down disease progression, and improve patient quality of life.
- Current treatments include: cardioversion, which is carried out in a hospital setting, with the patient under heavy sedation because of its painful effects; catheter ablation, a resource-intensive intervention, which in most cases requires repeat procedures; and drug therapy for rate or rhythm control, which has limited success rates and serious side effects.
- The estimated direct cost of AF in the U.S. in 2008 amounted to approximately $26bn; There is currently no other implantable atrial defibrillator.

> **The company completed a round of pre-clinical trials, and at the beginning of 2013 commenced clinical trials.**

American Heart Association: Heart Disease and Stroke Statistics report - 2013

ELRON 2014+



kyma

- Elron's holding (through RDC): 37%
- Founded in 2008; First investment by Elron in 2009.
- $7.5m invested in company to date.
- Miniature device for the continuous remote monitoring of chronic heart failure (CHF) patients, inserted beneath the skin or attached to the patient's torso in patch form.
- The device is based on unique radar technology (RFIC) that enables direct & precise measurement of fluid in the lungs. There is currently no solution that enables direct measurements.
- Kyma's remote monitoring is intended to enable early treatment of lung edema, and as a result, reduce hospitalization admissions.
- Data is transferred continuously & wirelessly.
- The device is designed to provide measurements of various cardiothoracic parameters (multipoint E.K.G., respiratory sinus, wall motion, posture-movement, and others), and is thus intended to be a comprehensive solution for CHF patients.
- Remote patient monitoring for heart failure is estimated as having the potential to yield annual national cost savings in the U.S. of up to $6.4 billion.

> **The patch device received CE certification; FDA clearance is expected in 2013.**
> **The company completed a round of pre-clinical trials on the implantable device.**

New England Healthcare Institute. (2009). Remote Physiological Monitoring: Research Update.
http://www.nehi.net/publications/36/remote_physiological_monitoring_research_update

ELRON 2014+



ForeseeHome

NOTAL VISION™
Your Sight is Our Vision

- Elron's holding : 23%
- Founded in 2000; First investment by Elron in 2003.
- $22m invested in company to date, including $5.6m by Elron.
- Remote monitoring of patients at risk of vision loss from AMD.
- AMD destroys sharp, central vision, necessary for common tasks such as facial recognition, driving, reading, and watching television.
- There are two types of AMD, dry (non-neovascular) and wet (neovascular). About 90% of blindness is associated with wet AMD. However, when wet AMD is detected early, irreversible vision loss can be prevented.
- Notal Vision's ForeseeHome is the first FDA cleared, teleconnected, home-based system to provide frequent monitoring of AMD patients and enable early detection of visual changes.
- The patient checks his or her vision once-a-day, and in the case of a significant change in test scores, both the patient and doctor are notified immediately.
- AMD is the leading cause of severe vision loss and blindness in adults over age 55, and affects more than 9.1m individuals in the U.S. This number is expected to increase to almost 20m by 2020.

The National Eye Institute (NEI) has invited Notal Vision to conduct a study of 1500 patients in 44 major U.S. retinal centers to evaluate the ForeseeHome.

Macular Degeneration Association website: http://maculardegenerationassociation.org/about-md/.

ELRON Q1/13 >
FINANCIALS

Public Holdings[1] (Market value as of May 8, 2013)	($m)
Given Imaging	133.1
Other holdings	0.3
Total Public Holdings	133.4
Private Holdings[1] (Book value as of March 31, 2013)	
Pocared	2.7
BrainsGate	2.3
Jordan Valley	12.2
Other holdings[2]	12.5
Total Private Holdings	29.7
Financial Assets, net (as of March 31, 2013)	**2.0**
Debt (as of March 31, 2013)	**(4.0)**
Cash[3] (as of March 31, 2013)	**33.3**
TOTAL[4]	194.4
Price per share on TASE (in $) (as of May 8, 2013)	*5.6*
Elron's Market Value (as of May 8, 2013)	*167.6*

[1] Includes Elron's direct holdings and its effective indirect holdings through RDC and Navitirio.
[2] Mainly Notal Vision and Aqwise which are recorded as investments measured at fair value.
[3] Includes Elron's cash balance and 50.1% of RDC's cash balance.
[4] The above financial data are based on publicly available information and do not represent a valuation, investment advice, or a financial opinion of any kind.

ELRON

> Looking ahead, Elron should always understand that the ever evolving changes in the high tech industry will be exponential, and therefore, success will depend on choosing the right niches in the world market in which it can maintain and improve its relative advantage.

Mr. Uzia Galil, Elron's founder



אלביט מחשבים
ELBIT COMPUTERS
אלרון
ELRON

ELRON >
THE BOTTOM LINE

- Unique access to Israel's world-class human capital, R&D resources, universities, & scientific institutions
- An operational holding company with the ability to provide long-term commitment to group companies
- Strategic alliance with Rafael and access to state of the art military technologies, and exclusive rights to commercialize them in civilian markets
- Focus on Medical Devices : $150M invested in the last 5 years
- Proven expertise at identifying opportunities and building technology leaders
- Proven strategy of hands-on involvement in day-to-day operation of group companies
- Lean and efficient management team


ELRON
ELECTRONIC
INDUSTRIES LTD.

visit us at **elron.com**